No. 813-00389

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Two Sigma Investments, LP

and

Two Sigma Luna, LLC
(Names of Applicant)

100 Avenue of the Americas
New York, New York 10013
(Address of principal offices of Applicant)

AMENDMENT NO. 3 TO APPLICATION PURSUANT TO
SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940 FOR AN ORDER EXEMPTING APPLICANTS FROM CERTAIN
PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Matthew B. Siano, Esq. Two Sigma Investments, LP	Richard Horowitz, Esq. Dechert LLP
100 Avenue of the Americas	1095 Avenue of the Americas
New York, New York 10013	New York, New York 10036

This Application consists of 25 pages, including exhibits.

Page

Exhibits

i

I.	SUMMARY

Two Sigma Investments, LP (“Two Sigma Investments” and, collectively with its affiliates as defined in Rule 12b-2 under the Securities Exchange Act of 1934, “Two Sigma,” and, each, a “Two Sigma Entity”) has organized Two Sigma Luna, LLC (the “Initial LLC”) as a private fund relying on Section 3(c)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Upon the application for the exemptive relief requested herein or soon thereafter, Two Sigma will operate the Initial LLC, and in the future may organize other limited liability companies, limited partnerships, corporations, business trusts or other entities as “employees’ securities companies” as defined in Section 2(a)(13) of the 1940 Act (each, a “Future Fund,” and collectively with the Initial LLC, the “Funds”). Two Sigma and the Initial LLC (together, the “Applicants”) hereby request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(b) and 6(e) of the 1940 Act exempting the Funds from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, the Applicants request a limited exemption as set forth in this application (the “Application”). Such order, if granted, shall be referred to herein as the “Order.”

No form having been prescribed by the Commission, the Applicants proceed under Rule 0-2 under the 1940 Act.

The Applicants state that the Funds offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

The Funds are intended to provide investment opportunities that are competitive with those at other investment management and financial services firms and to facilitate the recruitment and retention of high caliber professionals.

Each Fund has, or will have, a general partner, managing member or other such similar entity that manages, operates and controls such Fund (each, a “Managing Member”). Two Sigma will control each Fund within the meaning of Section 2(a)(9) of the 1940 Act.

All potential investors in a Fund will be informed that (i) interests in the Fund will be sold in transactions exempt under Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), or Regulation D or Regulation S promulgated thereunder, and thus offered without registration under, and without the protections afforded by, the 1933 Act, and (ii) the Fund will be exempt from most provisions of the 1940 Act and from the protections afforded thereby. Once the Initial LLC is operating as an employees’ securities company, all investors will be Qualified Participants (as defined herein).

The Applicants believe that, in view of the facts described below and the conditions contained in this Application, and in view of the access to information, investment sophistication and financial capacity of the potential investors, the concerns regarding overreaching and abuse of investors that the 1940 Act was designed to prevent will not be present.

II.	STATEMENT OF FACTS

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

A.	Two Sigma

Two Sigma Investments is organized as a limited partnership in the State of Delaware. Two Sigma is an investment management firm, headquartered in New York, New York with approximately $47.4 billion in assets under discretionary management across affiliates as of June 1, 2017. Two Sigma conducts research, portfolio management and client services out of its headquarters in New York and has offices in London, Hong Kong, Tokyo and Houston, Texas.

Two Sigma has established the Initial LLC and may establish the Future Funds for the benefit of Eligible Employees (as defined below) as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment and retention of high caliber professionals.

Two Sigma intends the Funds to provide long-term financial incentives for Eligible Employees to preserve Two Sigma’s competitive advantage and to align the financial interests of Eligible Employees with those of Two Sigma’s clients. Pooling of resources should allow the Eligible Employees diversification of investments and participation in investments which would usually not be available to them as individual investors.

B.	The Initial LLC

Two Sigma formed the Initial LLC on May 3, 2013 as a limited liability company organized under the laws of Delaware. Two Sigma Principals, LLC (the “Initial LLC Managing Member”), a Delaware limited liability company, acts as managing member to the Initial LLC. Two Sigma Investments serves as investment adviser to the Initial LLC.

The Initial LLC seeks to achieve absolute U.S. dollar-denominated returns by investing all or substantially all of its assets in various private investment vehicles that are managed by Two Sigma (the “Initial LLC’s Underlying Funds”). The investment objective and strategies of each of the Initial LLC’s Underlying Funds are set forth in the offering and/or governing documents of the applicable Initial LLC’s Underlying Fund.

As of the filing date of this Application, the Initial LLC remains open to admit new investors. Prior to the filing of this Application, the Initial LLC has only admitted Two Sigma employees (and trusts organized for the benefit of such persons) who were “accredited investors” as defined in Rule 501(a) of Regulation D under the 1933 Act (“Accredited Investors”) as of the time of their investment. As of the filing date of this Application, investors in the Initial LLC have been charged a management fee, but have not been subject to any “incentive allocations” or “carried interest” with respect to their interests in the Initial LLC or the underlying interests in the Initial LLC’s Underlying Funds. The Initial LLC is responsible for paying all expenses related to its own operations, including operating expenses directly or indirectly incurred by the Initial LLC. Such expenses include but are not limited to, management fees, legal, accounting, litigation, insurance and auditing costs, professional fees, fees and expenses of the Initial LLC’s administrator, custodians, subcustodians, transfer agents and registrars, brokerage commissions and dealer collateral, fees and expenses of valuation and/or pricing services, organizational expenses, expenses of liquidating the Initial LLC, and any taxes, fees or other governmental charges levied against the Initial LLC, as well as its pro rata share of organizational expenses, offering expenses and partnership expenses of the Initial LLC’s Underlying Funds. Members of the Initial LLC are not permitted to sell, assign or otherwise transfer their interests, in whole or in part, to any person without the prior written consent of the Initial LLC Managing Member. The Initial LLC furnishes audited financial statements to all of its members. The Initial LLC will operate as a closed-end management investment company.

C.	The Future Funds

From time to time, Two Sigma may organize Future Funds that will likely be substantially similar in many material respects to the Initial LLC. Each Future Fund will be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

A Future Fund may be structured as a domestic or offshore limited or general partnership, limited liability company, corporation, business trust or other entity. Two Sigma may also form parallel funds organized under the laws of various jurisdictions in order to create similar investment opportunities for Eligible Employees in other jurisdictions. A Future Fund will operate in accordance with its governing documents, and the specific investment objectives and strategies for a Future Fund will be set forth in an offering memorandum relating to the interests being offered. Each Qualified Participant (as defined below) will receive a copy of the governing documents and the offering memorandum before making an investment in a Future Fund. The terms of a Future Fund will be disclosed to each Eligible Employee at the time the investor is invited to participate in the Future Fund.

D.	Eligible Employees and Qualified Participants

Interests in the Funds will be offered in a transaction exempt from registration under Section 4(a)(2) of the 1933 Act, or Regulation D or Regulation S promulgated thereunder, and will be sold only to “Qualified Participants,” which term refers to: (i) current and former employees, officers and directors of Two Sigma (including people in administration, marketing, and operations) and current consultants engaged on retainer to provide services and professional expertise on an ongoing basis to Two Sigma (“Eligible Employees”); (ii) spouses, parents, children, spouses of children, brothers, sisters and grandchildren of Eligible Employees, including step and adoptive relationships (“Eligible Family Members”); (iii) a trust of which a trustee, grantor and/or beneficiary is an Eligible Employee; a partnership, corporation or other entity created or controlled by an Eligible Employee1; and a trust or other entity established solely for the benefit of Eligible Employees and/or Eligible Family Members (the foregoing, “Eligible Investment Vehicles”); and (iv) Two Sigma. In order to ensure that a close nexus between the Qualified Participants and Two Sigma is maintained, the terms of each governing document for a Fund will provide that any Eligible Family Member participating in such Fund (either through direct beneficial ownership of an interest or as an indirect beneficial owner through an Eligible Investment Vehicle) will not, in any event, be more than two generations removed from an Eligible Employee. If, to the knowledge of a Fund’s Managing Member, a person more than two generations removed (e.g., a great-grandchild) becomes the beneficial owner of an interest, the Fund will be required to repurchase the interest from such person at fair value or otherwise cause such interest to be transferred by such person for fair value to a Qualified Participant. Two Sigma may in its discretion circumscribe more narrowly the permitted categories of Qualified Participants that may invest or own an interest in a Fund.

Each Eligible Employee and Eligible Family Member will be an Accredited Investor under Rule 501(a)(5) or Rule 501(a)(6) of Regulation D under the 1933 Act, except that a maximum of 35 Eligible Employees who are sophisticated investors but who are not Accredited Investors may become investors in a Fund, if each of them falls into one of the following categories: (i) an Eligible Employee who (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment management, investment banking, legal or similar business experience, and (c) had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding the Eligible Employee’s admission as an investor of the Fund and has a reasonable expectation of income from all sources of at least $140,000 in each year in which the Eligible Employee will be committed to make investments in the Fund; or (ii) Eligible Employees who are “knowledgeable employees” (as defined in Rule 3c-5 under the 1940 Act), of the Fund (with the Fund treated as though it were a “covered company” for purposes of the rule). An Eligible Employee that is not an Accredited Investor will only be permitted to invest in a Fund if such individual represents and warrants that he or she will not commit in any year more than 10% of his or her income from all sources for the immediately preceding year, in the aggregate, in a Fund and in all other Funds in which that investor has previously invested.

A Qualified Participant may purchase an interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an Accredited Investor, as defined in Rule 501(a) of Regulation D under the 1933 Act or (ii) the Eligible Employee is a settlor2 and principal investment decision-maker with respect to the investment vehicle. Eligible Investment Vehicles that are not Accredited Investors will be counted in accordance with Regulation D toward the 35 non-Accredited Investor limit discussed above. The inclusion of partnerships, corporations, or other entities that are created or controlled by Eligible Employees in the definition of Eligible Investment Vehicle is intended to enable an Eligible Employee to make investments in the Funds through a charitable private foundation established by the Eligible Employee or a personal investment vehicle for the purpose of personal and family investment and estate planning objectives. Accordingly, there is a close nexus between Two Sigma and such an investment vehicle through the Eligible Employee who has created or controls the vehicle. As a result of the requirements described above, interests in a Fund, with limited exceptions described in this Section D, will be held by persons and entities with a close nexus to Two Sigma through employment or other ongoing relationships or family ties.

[1]
Any reference to an Eligible Investment Vehicle which is an entity created by an Eligible Employee refers only to an entity created to facilitate the tax efficient investment of Qualified Participants in a Fund.

[2]
If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other eligible individuals, and contributed funds to such vehicle.

Eligible Employees will be experienced in the investment management or related financial services businesses or in administrative, financial, accounting, legal, marketing or operational activities related thereto. Eligible Employees will be individuals who satisfy certain financial and sophistication standards, are able to make investment decisions on their own and will not need the protection of the regulatory safeguards intended to protect the public.

It is anticipated that, at the discretion of the Managing Member, consultants or business or legal advisors of Two Sigma may be offered the opportunity to participate in the Funds, either directly or through a Qualified Participant of such consultant or advisor. Two Sigma believes that persons or entities whom Two Sigma has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to Two Sigma (“Consultants”) share a community of interest with Two Sigma and Two Sigma’s employees. In order to participate in the Funds, Consultants must be currently engaged by Two Sigma and will be required to be sophisticated investors who qualify as Accredited Investors under Rule 501(a) of Regulation D. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Fund through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to Two Sigma and will be required to qualify as Accredited Investors under Rule 501(a) of Regulation D. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of Two Sigma and who have an interest in maintaining an ongoing relationship with Two Sigma. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the Managing Member and its affiliates and/or the officers of Two Sigma responsible for making investments for the Funds similar to the access afforded other Eligible Employees who are employees, officers or directors of Two Sigma.3 Accordingly, there is a close nexus between Two Sigma and such entities.

Prior to offering interests in a Fund to a Qualified Participant, Two Sigma must reasonably believe that the Eligible Employee or Eligible Family Member will be capable of understanding and evaluating the merits and risks of participation in a Fund and that each such individual is able to bear the economic risk of such participation and afford a complete loss of his or her investments in the Fund. Two Sigma may impose more restrictive suitability standards in its sole discretion.

Notwithstanding the foregoing or anything contrary in this Application, the Managing Member of a Fund or a Two Sigma Entity will have the absolute right to purchase any interest for its fair value if such Managing Member determines in good faith that any investor’s continued ownership of such interest jeopardizes such Fund’s status as an “employees’ securities company” under the 1940 Act and as contemplated by this Application.

Accordingly, given the nexuses among the Eligible Employees, their family members, their investment vehicles and Two Sigma, and the mechanisms that will be in place to ensure that only those persons with a close affiliation with Two Sigma become and remain investors in a Fund, the Applicants believe that the limitations on the class of persons and entities who may subscribe for, acquire or hold interests in a Fund enables each such Fund to qualify as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act.

E.	Terms of the Funds

The terms of each Fund will be determined by Two Sigma in its discretion, consistent with the terms and conditions of the Order, and such terms will be fully disclosed to each Qualified Participant (or person making the investment on behalf of the Qualified Participant) at the time the Qualified Participant is invited to participate in the Fund. Each Qualified Participant (or person making the investment on behalf of the Qualified Participant) will be furnished with a copy of the governing documents for the relevant Fund. The governing documents will set forth in full the terms applicable to an investor’s interest in such Fund.

[3]
All references to directors or boards of directors made herein are intended to include the substantial equivalent in respect of an entity that does not have a board of directors (e.g., “managers” or “boards of managers” of a Delaware limited liability company).

Interests in a Fund may be issued in one or more series, each of which corresponds to particular Fund investments (each, a “Series”). Each Series will be an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act.

In some instances, Two Sigma may also provide a portion of the initial capital for a Fund in order that the Fund can satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the 1940 Act and the rules thereunder). As Qualified Participants purchase interests in the Fund over time, Two Sigma may withdraw its capital or sell its interests to Qualified Participants. These practices will be fully disclosed to Qualified Participants.

The purchase price for an interest in a Fund may be payable in full upon subscription or in installments as determined by the Fund’s Managing Member. A Fund may permit capital contributions to be payable in a manner that varies from other Funds, including payment through capital calls. The terms and conditions relating to payment of the purchase price and capital contributions will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents.

An investor that fails to contribute any part of its capital commitment or any portion of a fee calculated with respect to that investor shall be in default. The terms and conditions relating to a default with respect to interests in a Fund will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents.

A Managing Member may have the right, but not the obligation, to repurchase, cancel, or transfer to another Qualified Participant the interest of (i) an Eligible Employee who ceases to be an employee, officer, director or current consultant of any Two Sigma Entity for any reason or (ii) any Eligible Family Member of any person described in clause (i). The governing documents for each Fund will describe, if applicable, the amount that an investor would receive upon repurchase, cancellation or transfer of its interest. The investor will, at a minimum, be paid the lesser of (i) the amount actually paid by or on behalf of the investor to acquire the interest (plus interest, as reasonably determined by the Managing Member) less any amounts paid to the investor as distributions, and (ii) the fair value, determined at the time of repurchase in good faith by the Managing Member, of such interest.

Interests in a Fund will not be transferable except with the express consent of the Managing Member, and then only to a Qualified Participant. The terms and conditions of transferability of interests in a Fund will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents. Each governing document of a Fund will describe the consequences, if any, for an investor’s interest in the event of termination of that investor’s employment or role as a consultant, whether for cause or not, or upon his or her bankruptcy, voluntary resignation, death, disability, retirement or otherwise, such as whether a Two Sigma Entity will be required to or will have the option to acquire all or a part of the investor’s interest. Even if part of an investor’s interest is acquired or cancelled by Two Sigma, such investor may still be required to make additional capital contributions for the payment of fees or expenses relating to Fund investments in which an investor retains an interest.

Two Sigma may make loans to a Fund or undertake to contribute capital to a Fund. If Two Sigma makes loans to a Fund, the lender will be entitled to receive interest, provided that the interest rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis. The possibility of any such borrowings, as well as the terms thereof, would be disclosed to Qualified Participants prior to their investment in a Fund. Any indebtedness of the Fund will be the debt of the Fund and without recourse to the investors. The Fund will retain the right to require the payment of any unfunded capital contributions from the investors for any appropriate Fund purpose, including the payment of Fund indebtedness, and may be permitted to assign this right to any lender to the Fund. A Fund will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own securities of the Fund (other than short-term paper). A Fund will not lend any funds to a Two Sigma Entity.

F.	Management

Each Fund will have a Managing Member, which will be responsible for the overall management of the Fund. The Managing Member will appoint a Two Sigma Entity to serve as investment adviser (“Investment Adviser”) to a Fund and delegate to the Investment Adviser the authority to make all decisions regarding the acquisition, management and disposition of Fund investments. An Investment Adviser’s investment decisions may be subject to the approval of an investment committee comprising senior officers of Two Sigma. The Managing Member may delegate administrative responsibilities for a Fund to a Two Sigma Entity or one or more third party administrators. Each Managing Member and Investment Adviser is an investment adviser within the meaning of Section 9 and Section 36 of the 1940 Act and is subject to those sections. Further, the members of any investment committee of a Fund will be, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 9 of the 1940 Act, and subject to that section, and the members of any investment committee of a Fund will be, as applicable, an “officer, director, member of any advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 36 of the 1940 Act, and subject to that section.

Two Sigma will control the Funds within the meaning of Section 2(a)(9) of the 1940 Act. Two Sigma, the Managing Members, the Investment Advisers, and any other person acting for or on behalf of the Funds shall act in the best interest of the Funds and their investors. Whenever any entity that acts for or on behalf of the Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Funds and the investors.

The Investment Adviser may be paid a management fee for its services to a Fund. In addition, the Managing Member or Investment Adviser may receive a performance-based fee or allocation (an “Incentive Allocation”) based on the net gains of the Fund’s investments, in addition to any amount allocable to the Managing Member’s or Investment Adviser’s capital contribution.4

Expenses that may be charged by the Managing Member or Investment Adviser to a Fund could include legal and accounting fees, organizational expenses, administrative expenses and other operating expenses (including the Fund’s pro rata share of expenses incurred by the Managing Member or Investment Adviser in connection with potential investments). The governing documents of each Fund will include detailed descriptions of the fees and expenses that may be charged to the Fund, including the fees and expenses of the Managing Member or Investment Adviser.

A Two Sigma Entity will render services and receive fees or other compensation in connection therewith from entities in which a Fund makes an investment and/or other entities pursuing similar strategies. Such fees or other compensation may include, without limitation, advisory fees, organization or success fees, financing fees, management fees, performance-based fees, fees for brokerage and clearing services, placement fees or other compensation from a Fund or an Underlying Fund (as defined below) in connection with a Fund’s purchase or sale of interests and allocations in the form of carried interests entitling the entity to share disproportionately in income or capital gains or similar compensation. Employees of a Two Sigma Entity may serve as officers or directors of such entities and receive officers’ and directors’ fees and expense reimbursements in connection with such services. Any such fees or other compensation or expense reimbursement received by a Two Sigma Entity generally will not be shared with the Funds.

[4]
If a Managing Member or an Investment Adviser is registered under the Investment Advisers Act of 1940 (the “Advisers Act”), the Incentive Allocation payable to it by a Fund will be pursuant to an arrangement that complies with Rule 205-3 under the Advisers Act. All or a portion of the Incentive Allocation may be paid to individuals who are officers, employees or stockholders of the Managing Member or Investment Adviser or its affiliates. If the Managing Member or Investment Adviser is not required to register under the Advisers Act, the Incentive Allocation payable to it will comply with Section 205(b)(3) of the Advisers Act (with such Fund treated as though it were a business development company solely for the purpose of that section).

G.	Investments

A Future Fund will operate as a closed-end management investment company, and a particular Future Fund may operate as a “diversified” or “non-diversified” vehicle within the meaning of the 1940 Act. The investment objectives and policies may vary from one Future Fund to the next. A Future Fund may invest in one or more pooled investment vehicles (including private funds relying on Sections 3(c)(1) and 3(c)(7) under the 1940 Act5 and funds relying on Section 3(c)(5) under the 1940 Act) and/or registered investment companies sponsored by Two Sigma or by third parties (each, an “Underlying Fund”). In addition, one Fund may also invest in another Fund in a “master-feeder” or similar structure. For example, a Fund established under non-U.S. law may be organized primarily for non-U.S. Eligible Employees that would invest in a Fund established under U.S. law primarily with U.S. resident Eligible Employees in order to more efficiently address U.S. or non-U.S. tax issues. A Fund may also be operated as a parallel fund making investments on a side-by-side basis with Two Sigma Entities.

No sales load or similar fee of any kind will be charged in connection with the sale of interests in a Future Fund. Qualified Participants in a Future Fund may be charged a management fee and may be subject to carried interest with respect to their interests in such Future Fund although, in such circumstances, the Future Fund’s interest in an Underlying Fund sponsored by Two Sigma would not be subject to such management fees or carried interest. Such Qualified Participants in a Future Fund may indirectly be charged such fees at a reduced rate compared to third party investors in the applicable Underlying Fund(s) sponsored by Two Sigma.

A Fund may seek capital appreciation directly or indirectly through, among other investments, speculative and high-risk investments using a variety of financial instruments. Such instruments include, but are not limited to, investment in limited liability companies, limited partnerships, corporations, business trusts or other entities managed by Two Sigma, U.S. and non-U.S. equity and equity-related securities, equity exchange-traded funds (“ETFs”) (including, without limitation, sector and factor ETFs), futures on equity indices, single-stock futures, equity swaps, equity look-alike swaps, real-estate swaps, sovereign bonds and other government debt securities (including U.S. Treasury and international), interest rate swaps, inflation-protected instruments, futures on sovereign bonds, futures on short-term interest rates, repurchase agreements, reverse repurchase agreements, corporate securities, agency securities, U.S. and non-U.S. municipality bonds, fixed income ETFs, insurance-linked bonds, loan participations, look-a-like swaps, mortgage and asset-backed instruments, U.S. and non-U.S. money market funds, commercial paper, time deposits, promissory notes, Eurodollar deposits, other money-market instruments, cash deposits, commodity futures and forwards, commodity swaps, commodity ETFs, credit default swaps on single names and indexes, credit ETFs, currency spot contracts, currency forwards (swap and outright), non-deliverable forward contracts , currency ETFs, options and related derivatives on any of the instruments listed above including variance swaps and correlation swaps.

Pending investment of capital contributions, reinvestment of proceeds of investments and distribution of proceeds to investors, a Fund’s funds may be invested in high quality, short-term investments (including in open-end or closed-end funds managed by Two Sigma).

It is possible that an investment program may be structured in which a Fund will co-invest in a portfolio company (or a pooled investment vehicle) with a Two Sigma Entity or with an investment fund or separate account, organized primarily for the benefit of investors that are not affiliated with Two Sigma (“Third Party Investors”)6 and over which a Two Sigma Entity exercises investment discretion or which is sponsored by a Two Sigma Entity (a “Two Sigma Third Party Fund”). Co-investments with a Two Sigma Entity or with a Two Sigma Third Party Fund in a transaction in which Two Sigma’s investment was made pursuant to a contractual obligation to a Two Sigma Third Party Fund will not be subject to Condition 3 in Section III below (the “1940 Act Co-Investment Restrictions”). All other side-by-side investments held by Two Sigma Entities involving a joint enterprise or other joint arrangement will be subject to the 1940 Act Co-Investment Restrictions.

The Applicants believe that the interests of the Eligible Employees participating in a Fund will be adequately protected even in situations where 1940 Act Co-Investment Restrictions do not apply. In structuring a Two Sigma Third Party Fund, unaffiliated investors of such fund often require, or seek to confirm, that Two Sigma invests proprietary capital in such Two Sigma Third Party Funds, or in such Two Sigma Third Party Funds’ investments and that such Two Sigma investments be subject to similar terms as those applicable to the Two Sigma Third Party Fund’s investments. Unaffiliated investors in Two Sigma Third Party Funds are interested in having Two Sigma invest proprietary capital in such Two Sigma Third Party Funds, or in such Two Sigma Third Party Funds’ investments, in order to have additional assurances that the interests of Two Sigma are meaningfully aligned with those of the unaffiliated investors of such Two Sigma Third Party Fund. It is important to Two Sigma that the interests of the Two Sigma Third Party Fund and the activities of the Two Sigma Third Party Fund not be burdened or otherwise unduly affected by activities of the Funds.

[5]
Applicants are not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern a Fund’s eligibility to invest in an Underlying Fund relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or an Underlying Fund’s status under the 1940 Act.

[6]
These Third Party Investors may include, for example, U.S. and non-U.S. institutional investors such as public and private pension funds, foundations, endowments, and corporations, and high net worth individuals resident in and outside of the United States.

If the Managing Member or Investment Adviser elects to recommend that a Fund enter into any side-by-side investment with an unaffiliated entity, the Managing Member or Investment Adviser will be permitted to engage as a sub-investment adviser the unaffiliated entity (an “Unaffiliated Subadviser”), which will be responsible for the management of such side-by-side investment.

If an Unaffiliated Subadviser is entitled to receive a carried interest, it may also act as an additional Managing Member of a Fund solely in order to address certain tax issues relating to such carried interest. In all such instances, however, a Two Sigma Entity will also be a Managing Member of the Fund and will have exclusive responsibility for making the determinations required to be made by the Managing Member under this Application. No Unaffiliated Subadviser will beneficially own any outstanding securities of any Fund.

A Fund will not acquire any security issued by a registered investment company if immediately after such acquisition such Fund will own more than 3% of the outstanding voting stock of the registered investment company. In addition, a Fund may acquire shares of money market funds in compliance with Rule 12d1-1 under the 1940 Act.

Subject to the terms of the applicable governing documents and this Application, a Fund will be permitted to enter into transactions involving (i) a Two Sigma Entity, (ii) an Underlying Fund, (iii) any member or person or entity affiliated with a member, (iv) a Two Sigma Third Party Fund, or (v) any Third Party Investor. Such transactions may include, without limitation, the purchase or sale by the Fund of an investment, or an interest therein, from or to any Two Sigma Entity or Two Sigma Third Party Fund, acting as principal. Prior to engaging in any such transactions that are Section 17 Transactions (as defined below), the Managing Member must make the findings and comply with the recordkeeping requirements of Condition 1.

H.	Distributions

The profits and losses of a Fund will be determined in compliance with applicable tax rules and regulations and in accordance with the governing documents of the Fund. Cash or other assets available for distribution will initially be apportioned among the investors and the Managing Member in proportion to the aggregate of the capital contributions of each investor. Amounts apportioned to the Managing Member will be distributed to the Managing Member. Unless otherwise specifically provided in a governing document, the capital accounts of the investors will not be reduced below zero. Distributions of Fund profits will be made at the time and in the amounts determined by the Managing Member in accordance with the terms of the governing documents. The Managing Member will have discretion in distributing cash and proceeds from the Fund investments to the investors.

The Managing Member may, in its sole discretion, establish reserves for liabilities and expenses of the Fund, invest such proceeds in temporary investments and/or hold back such proceeds and use them to fund the Fund’s pro rata shares of any liabilities or contingencies of the Underlying Funds. Securities being distributed in kind will be valued at fair market value in good faith by Two Sigma or by an independent third party appointed by Two Sigma. At the discretion of the Managing Member, distributions may also be made to enable the investors to pay taxes on attributable income.

I.	Reports and Accounting

A Fund will send its investors an annual financial statement with respect to those investments in which the investor had an interest within 120 days after the end of each fiscal year of the Fund, or as soon as practicable after the end of the Fund’s fiscal year. The financial statement will be audited by independent certified public accountants. In addition, as soon as practicable after the end of each calendar year, a report will be sent to each investor setting forth the information with respect to such investor’s share of income, gains, losses, credits and other items for U.S. federal and state income tax purposes resulting from the operation of the Fund during that year. For purposes of this requirement, “audit” shall have the meaning defined in Rule 1-02(d) of Regulation S-X.

The value of the investors’ capital accounts will be determined at such times as the Managing Member or the Investment Adviser deems appropriate or necessary; however, such valuation will be done at least annually at the Fund’s fiscal year-end. The Managing Member or the Investment Adviser will value the assets held by a Fund in good faith in accordance with the procedures disclosed in the Fund’s governing documents.

In addition, to the extent provided in the governing documents, a Fund will provide a non-U.S. investor with such information as may be reasonably necessary to enable him/her to prepare his/her non-U.S. income tax returns, provided that each such investor has notified the Managing Member of the specific information required by the jurisdiction or jurisdictions for which such investor will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided, further that complying with such information request does not impose an undue or disproportionate burden on the Managing Member of the applicable Fund.

J.	Fund Term and Dissolution

The term of a Fund will be set forth in its governing documents. Each Fund may be dissolved prior to the expiration of its term upon the occurrence of specified events, also set forth in its governing documents. Upon dissolution of a Fund, the Fund’s assets will be distributed in accordance with its governing documents.

III.	REQUEST FOR ORDER

Section 6(b) provides that the Commission shall exempt employees’ securities companies from the provisions of the 1940 Act if and to the extent that such exemption is consistent with the protection of investors. Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the 1940 Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the 1940 Act, if the Commission deems it necessary or appropriate in the public interest or for the protection of investors. On the basis of the foregoing statement of facts, the Applicants submit that the action of the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act for the following reasons:

1.
each Fund is or will be an “employees’ securities company” as such term is defined in Section 2(a)(13) of the 1940 Act; all investors in a Fund will be Qualified Participants; each Qualified Participant will be an Accredited Investor under Rule 501(a) of Regulation D, except for a maximum of 35 employees meeting the test described above in Section II.D of this Application; and no sales load, advisory fee or compensation (other than any management fee, any Incentive Allocation and/or any other compensation provided for in the applicable governing documents) is payable directly or indirectly to the Managing Member or the Investment Adviser by such Fund;

2.
with respect to each Fund, there is a substantial community of economic and other interests among Two Sigma, the Managing Member, the Investment Adviser and the investors in such Fund, taking into consideration the concern of Two Sigma with the morale of its personnel and the importance to Two Sigma of attracting and retaining its personnel; and there is no public group of investors to whom interests in such Fund will be offered or sold;

3.
any investment program for a Fund will be conceived and organized by persons who may be investing, directly or indirectly, or may be eligible to invest, in such Fund and will not be promoted to Eligible Employees by persons outside of Two Sigma seeking to profit from fees for investment advice or from the distribution of securities;

4.
the potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each Fund considers a (i) co-investment with a Two Sigma Entity or (ii) purchase or sale to or from a Two Sigma Entity; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the Managing Member and/or Investment Adviser of such Fund and on the part of such Fund, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the investors in such Fund with respect to such matters as independent accountants, the furnishing of reports to investors in such Fund, and in the conditions and other restrictions on such Fund’s operations contained in this Application; and

5.
the fact that Eligible Employees will be professionals in the investment management and securities businesses, or in related activities, who meet the current standard of Accredited Investor under Rule 501(a) of Regulation D (except as described above) and, in the reasonable belief of the Managing Member, are each equipped by experience and education to understand and evaluate the structure, management and plan of each Fund as compared to other investment opportunities, to understand and evaluate the merits and risks of investing in such Fund and to understand that such Fund is being offered without registration under the 1940 Act and the 1933 Act and the protections afforded thereby.

WHEREFORE, the Applicants respectfully request that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Funds from all the provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations thereunder, and Rule 38a-l under the 1940 Act, Applicants request a limited exemption as set forth in this Application.

A.
Section 17(a). Section 17(a) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company. The Applicants request an exemption from Section 17(a) to the extent necessary to (a) permit a Two Sigma Entity or a Two Sigma Third Party Fund (or any affiliated person of such Two Sigma Entity or Two Sigma Third Party Fund), or any affiliated person of a Fund (or affiliated persons of such persons), acting as principal, to engage in any transaction directly or indirectly with any Fund or any company controlled by such Fund; and (b) permit a Fund to invest in or engage in any transaction with any Two Sigma Entity, acting as principal, (i) in which such Fund, any company controlled by such Fund or any Two Sigma Entity or any Two Sigma Third Party Fund has invested or will invest, or (ii) with which such Fund, any company controlled by such Fund or any Two Sigma Entity or Two Sigma Third Party Fund is or will become otherwise affiliated; and (c) permit a Third Party Investor, acting as a principal, to engage in any transaction directly or indirectly with a Fund or any company controlled by such Fund. The transactions to which any Fund is a party will be effected only after a determination by the Managing Member and/or Investment Adviser that the requirements of Conditions 1, 2 and 6 in Section IV below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable governing documents. To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.

The principal reason for the requested exemption is to ensure that each Fund will be able to invest in companies, properties, or vehicles in which any members of Two Sigma, its employees, officers, directors, consultants or entities controlled or sponsored by any of them, may directly or indirectly make or have already made an investment.

The relief is also requested to permit each Fund the flexibility to deal with its investments in the manner the Managing Member or Investment Adviser deems most advantageous to all investors in the Fund, or as required by Two Sigma or the Fund’s other co-investors, including, without limitation, borrowing funds from a Two Sigma Entity, restructuring its investments, having its investments redeemed, tendering such Fund’s securities or negotiating options or implementing exit strategies with respect to its investments. Without an exemption, a Fund may be restricted in its ability to negotiate favorable terms under Section 17(a). Indeed, without the requested relief, the Managing Member or Investment Adviser may be unable to achieve the best possible returns for such Fund or to effectuate the investment program contemplated by Two Sigma, such Fund and its investors. The requested exemption is also sought to ensure that each Fund or any company controlled by such Fund will have the ability to buy and sell securities in underwritten offerings and other transactions in which a Two Sigma Entity participates.

Furthermore, the requested exemption is sought to ensure that a Two Sigma Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Fund’s participation in an investment opportunity. Without this exemption, a Two Sigma Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Fund’s portfolio companies, which would not have been the case had such Fund not invested in such portfolio companies.

In addition to seeking the relief described above, the Applicants request a specific exemption from Section 17(a) so that Funds are permitted, (i) to invest in funds advised, sponsored or underwritten by a Two Sigma Entity, (ii) to purchase short-term instruments from, or sell such instruments to, a Two Sigma Entity or (iii) to enter into repurchase agreements with a Two Sigma Entity. A Fund will pay no fee (other than any customary transaction charges also applicable to unaffiliated parties in similar transactions) in connection with the purchase of short-term instruments from a Two Sigma Entity. Any assets of a Fund invested in a fund advised, sponsored or underwritten by a Two Sigma Entity will be subject to no more than those fees that are charged to unaffiliated parties investing in the fund.

An exemption from Section 17(a) is consistent with the policy of each Fund and the protection of investors and necessary to promote the basic purpose of such Fund, as more fully discussed with respect to Section 17(d) below. The investors in each Fund will have been fully informed of the possible extent of such Fund’s dealings with Two Sigma and of the potential conflicts of interest that may exist. As professionals employed in the investment management and securities businesses, or in administrative, financial, accounting, legal, sales, marketing, risk management or operational activities related thereto, the investors will be able to understand and evaluate the attendant risks. The community of interest among the investors in each Fund, on the one hand, and Two Sigma, on the other hand, is the best insurance against any risk of abuse. Applicants acknowledge that the requested relief will not extend to any transactions between a Fund and an Unaffiliated Subadviser or any affiliated person of the Unaffiliated Subadviser, or between a Fund and any person who is not an employee, officer or director of Two Sigma or is an entity outside of Two Sigma and, in each case, is an affiliated person of the Fund as defined in Section 2(a)(3)(E) of the 1940 Act (“Advisory Person”) or any affiliated person of such person.

The considerations described above will protect each Fund and limit the possibilities of conflicts of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Applicants agree to abide by the conditions set forth in Section IV of this Application with respect to the relief requested from Section 17(a). In addition, the Applicants, on behalf of the Funds, represent that any transactions otherwise subject to Section 17(a) of the 1940 Act, for which exemptive relief has not been requested, would require approval of the Commission.

B.
Section 17(d) and Rule 17d-1. Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit any affiliated person or principal underwriter for a registered investment company, or any affiliated person of such a person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. The Applicants request an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to permit affiliated persons of each Fund (including without limitation the Managing Member, the Investment Adviser, a Two Sigma Third Party Fund or Two Sigma Entities), or affiliated persons of any of these persons (including without limitation the Third Party Investors) to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which such Fund or a company controlled by such Fund is a participant. The exemption requested would permit, among other things, co-investments by each Fund, Two Sigma Third Party Fund and individual members or employees, officers, directors or consultants of Two Sigma making their own individual investment decisions apart from Two Sigma. To the extent any of the transactions described under the request for exemption from Section 17(a) would come within the purview of Section 17(d) (and Rule 17d-1), such transactions are incorporated hereunder and an exemption from such section and rule is also requested. Applicants acknowledge that the requested relief will not extend to any transaction in which an Unaffiliated Subadviser or Advisory Person or an affiliated person of either has an interest.

Compliance with Section 17(d) would prevent each Fund from achieving a principal purpose, which is to provide a vehicle for Eligible Employees (and other permitted investors) to co-invest with Two Sigma or, to the extent permitted by the terms of the Fund, with other employees, officers, directors or consultants of Two Sigma or Two Sigma Entities or with a Two Sigma Third Party Fund. Because of the number and sophistication of the potential investors in a Fund and persons affiliated with such investors, strict compliance with Section 17(d) would cause such Fund to forego investment opportunities simply because an investor in such Fund or other affiliated person of such Fund (or any affiliated person of such a person) also had, or contemplated making, a similar investment.

It is likely that suitable investments will be brought to the attention of a Fund because of its affiliation with Two Sigma’s large capital resources and investment management experience. In addition, attractive investment opportunities of the types considered by a Fund often require each participant in the transaction to make funds available in an amount that may be substantially greater than those the Fund would independently be able to provide. As a result, a Fund’s access to such opportunities may have to be through co-investment with other persons, including its affiliates.

The Applicants note that each Fund will be organized for the benefit of Eligible Employees (and other permitted investors) as an incentive for them to remain with Two Sigma and for the generation and maintenance of goodwill. The Applicants believe that, if co-investments with Two Sigma are prohibited, the appeal of a Fund for Eligible Employees would be significantly diminished. Eligible Employees have indicated a desire to participate in such co-investment opportunities because they believe that (a) the resources of Two Sigma enable it to analyze investment opportunities to an extent that individual employees would have neither the time nor resources to duplicate, (b) investments made by Two Sigma will not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

Furthermore, the requested exemption is sought to ensure that a Two Sigma Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Fund’s participation in an investment opportunity. Without this exemption, a Two Sigma Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Fund’s portfolio companies, which would not have been the case had such Fund not invested in such portfolio companies.

The flexibility to structure co-investments and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The concern that permitting co-investments by Two Sigma, on the one hand, and a Fund on the other, might lead to less advantageous treatment of such Fund, should be mitigated by the fact that (a) Two Sigma, in addition to its stake through the Managing Member and its co-investment, will be acutely concerned with its relationship with the investors in such Fund, and (b) certain officers, directors and/or employees of Two Sigma Entities generally will be investing in such Fund.

In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each Fund. Given the criteria for Qualified Participants, and the conditions with which the Funds have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.

Applicants represent that each Managing Member and each Investment Adviser is an investment adviser within the meaning of Section 9 and Section 36 of the 1940 Act and is subject to those sections. Applicants further represent that the members of any investment committee of a Fund will be, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 9 of the 1940 Act, and subject to that section, and that the members of any investment committee of a Fund will be, as applicable, an “officer, director, member of any advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 36 of the 1940 Act, and subject to that section.

The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the Funds agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicants, on behalf of the Funds, represent that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.

The Applicants believe that the interests of the Eligible Employees participating in a Fund will be adequately protected even in situations where Condition 3 is not satisfied. Two Sigma is likely to invest a portion of its own capital in Two Sigma Third Party Fund investments, either through such Two Sigma Third Party Fund or on a side-by-side basis (which Two Sigma investments will be subject to substantially the same terms as those applicable to such Two Sigma Third Party Fund, except as otherwise disclosed in the governing documents of the relevant Fund). If Condition 3 were to apply to Two Sigma’s investment in these situations, the effect of such a requirement would be to indirectly burden the Two Sigma Third Party Fund with the requirements of Condition 3. In addition, the relationship of a Fund to a Two Sigma Third Party Fund, in the context of this Application, is fundamentally different from such Fund’s relationship to Two Sigma. The focus of, and the rationale for, the protections contained in this Application are to protect the Funds from any overreaching by Two Sigma in the employer/employee context, whereas the same concerns are not present with respect to the Funds vis-à-vis the investors in a Two Sigma Third Party Fund.

C.
Section 17(e). Section 17(e) of the 1940 Act and Rule 17e-1 thereunder limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. The Applicants request an exemption from Section 17(e) to permit a Two Sigma Entity (including the Managing Member and the Investment Adviser) that acts as an agent or broker to receive placement fees, advisory fees, brokerage fees or other compensation from a Fund in connection with the purchase or sale by the Fund of securities, provided that the fees or other compensation can be deemed “usual and customary.” The Applicants state that for purposes of this Application, fees or other compensation that are charged or received by a Two Sigma Entity will be deemed to be “usual and customary” only if (i) the Fund is purchasing or selling securities alongside other unaffiliated third parties, Two Sigma Third Party Funds or Third Party Investors who are also similarly purchasing or selling securities, (ii) the fees or other compensation being charged to the Fund are also being charged to the unaffiliated third parties, Two Sigma Third Party Funds or Third Party Investors and (iii) the amount of securities being purchased or sold by the Fund does not exceed 50% of the total amount of securities being purchased or sold by the Fund and the unaffiliated third parties, Two Sigma Third Party Funds or Third Party Investors.

Compliance with Section 17(e) would prevent a Fund from participating in a transaction in which Two Sigma, for other business reasons, does not wish to appear as if the Fund is being treated in a more favorable manner (by being charged lower fees) than other third parties also participating in the transaction. The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that (i) the fees or other compensation paid by a Fund to a Two Sigma Entity are those negotiated at arm’s length with unaffiliated third parties and (ii) the unaffiliated third parties have as great or greater interest as the Fund in the transaction as a whole.

Rule 17e-1(b) under the 1940 Act requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the 1940 Act requires each Fund to comply with the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act. The Applicants also request an exemption from Rule 17e-1(b) to the extent necessary to permit each Fund to comply with Rule 17e-1(b) without the necessity of having a majority of the directors (or members of a comparable body) of the Fund who are not “interested persons” take such actions and make such approvals as are set forth in Rule 17e-1(b). In the event that all the directors of the Managing Member, the Investment Adviser or other governing body of the Managing Member or Investment Adviser will be affiliated persons, a Fund could not comply with Rule 17e-1(b) without the relief requested. In such event, the Fund will comply with Rule 17e-1(b) by having a majority of the directors (or members of a comparable body) of the Fund or its Managing Member or Investment Adviser take such actions and make such approvals as are set forth in Rule 17e-1(b). Each Fund will otherwise comply with all other requirements of Rule 17e-1(b).

Similarly, the Applicants request an exemption from Rule 17e-1(c) to the extent necessary to permit each Fund to comply with Rule 17e-l without the necessity of having a majority of the directors (or members of a comparable body) of the Fund, its Managing Member or Investment Adviser be “disinterested persons” as is set forth in Rule 17e-1(c). In the event that all the directors (or members of a comparable governing body) of the Fund, its Managing Member or Investment Adviser will be affiliated persons, a Fund could not comply with Rule 17e-1 without the relief requested. Each Fund will otherwise comply with all other requirements of Rule 17e-1(c).

D.
Section 17(f). Section 17(f) of the 1940 Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules. Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. The Applicants request relief from Section 17(f) and Rule 17f-2 to permit the following exceptions from the requirements of Rule 17f-2:

(a)	a Fund’s investments may be kept in the locked files of the Managing Member or the Investment Adviser for purposes of paragraph (b) of the rule;

(b)
for purposes of paragraph (d) of the rule, (i) employees of Two Sigma or its affiliates (including the Managing Member and Investment Adviser) will be deemed to be employees of the Funds, (ii) officers or managers of the Managing Member and Investment Adviser of a Fund will be deemed to be officers of the Fund and (iii) the Managing Member or Investment Adviser of a Fund, or its board of directors, will be deemed to be the board of directors of the Fund; and

(c)
in place of the verification procedure under Rule 17f-2(f), verification will be effected quarterly by two employees of the Managing Member or Investment Adviser who are also employees of Two Sigma responsible for the administrative, legal and/or compliance functions for funds managed or sponsored by Two Sigma and who have specific knowledge of custody requirements, policies and procedures of the Funds. With respect to certain Funds, the Applicants expect that many of their investments will be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicants assert that, for such a Fund, these instruments are most suitably kept in the files of the Managing Member or its Investment Adviser, where they can be referred to as necessary. Applicants will comply with all other provisions of Rule 17f-2, including the recordkeeping requirements of paragraph (e).

E.
Section 17(g). Section 17(g) and Rule 17(g)-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of the directors who are not “interested persons” of a registered investment company take certain actions and give certain approvals relating to the fidelity bonding. Rule 17g-1(g) sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Rule 17g-1(h) provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Rule 17g-1(j) exempts a joint insured bond provided and maintained by an investment company and one or more parties from Section 17(d) of the 1940 Act and the rules thereunder. Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined in Rule 0-1(a)(7).

In the event that all the directors of the Managing Member or Investment Adviser or other governing body of the Managing Member or Investment Adviser will be affiliated persons, a Fund could not comply with Rule 17g-1 without the relief requested. The Applicants request an exemption from Rule 17g-1 to the extent necessary to permit a Fund to comply with Rule 17g-1 by having the Managing Member or Investment Adviser of the Fund take such actions and make such approvals as are set forth in Rule 17g-1. Applicants also request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors and from the requirements of Rule 17g-1(j)(3). Applicants believe the filing requirements are burdensome and unnecessary as applied to the Funds. The Managing Member or Investment Adviser of each Fund will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and agree that all such material will be subject to examination by the Commission and its staff. The Managing Member or Investment Adviser of each Fund will designate a person to maintain the records otherwise required to be filed with the Commission under Rule 17g-1(g). Applicants also state that the notices otherwise required to be given to the board of directors will be unnecessary as the Funds will not have boards of directors. Each Fund will comply with all other requirements of Rule 17g-1. The fidelity bond of the Funds will cover all employees of Two Sigma who have access to the securities or funds of the Funds.

F.
Section 17(j). Section 17(j) and Rule 17j-1 require that every registered investment company and the investment adviser of and principal underwriter for the investment company adopt a written code of ethics approved by the board of directors of the investment company that contains provisions reasonably necessary to prevent “access persons” from violating the anti-fraud provisions of the Rule. Under Rule 17j-1, the investment company’s access persons must report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in such security, which reports the investment company must retain in its records. In addition, the investment company’s “investment personnel” must obtain pre-transaction clearance for certain securities transactions and the investment company’s board must consider and review an annual report certifying compliance with the code of ethics.

The Applicants request an exemption from Section 17(j) and Rule 17j-1 (except the anti-fraud provisions of Rule 17j-l (b)) because the requirements contained therein are burdensome and unnecessary as applied to the Funds. Requiring each Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions (including the attendant record review and retention procedures) would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the investors in such Fund by virtue of their common association in Two Sigma; the substantial and largely overlapping protections afforded by the conditions with which such Fund has agreed to comply; the concern of Two Sigma that personnel who participate in such Fund actually receive the benefits they expect to receive when investing in such Fund; the fact that the investments of such Fund will be investments that usually would not be offered to the investors in such Fund, including those investors who would be deemed access persons, as individual investors; and the existing written compliance policies and procedures that have been adopted by Two Sigma under the Advisers Act which, among other things, include a code of ethics and securities pre-clearance procedure, each of which will generally be applicable to members of Two Sigma and Eligible Employees. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Fund. Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b). The relief requested will extend only to entities within Two Sigma and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.

G.
Sections 30(a), (b) and (e). Sections 30(a), 30(b) and 30(e), and the rules under those sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to a Fund and would entail administrative and legal costs that outweigh any benefit to the investors in such Fund. Also, due to the size and public presence of Two Sigma, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports. The pertinent information contained in such filings will be furnished to the investors in a Fund, the only class of people truly interested in such material. In view of the community of interest among all parties concerned with a Fund, the fact that all investors in a Fund generally will receive financial statements audited by independent certified public accountants and the fact that interests are not available to the public, but rather a specific group of people, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to insure orderly markets and equality of information among the public) is not relevant to a Fund or its operations. Consequently, the Applicants request relief under Sections 30(a) and (b) to the extent necessary to permit each Fund to report annually to its investors in the manner previously described under the section “I. Statement of Facts – Reports and Accounting.”

Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each Fund to report annually to the investors in such Fund in the manner referenced above. It is expected that certain Funds will hold a relatively small number of privately placed investments over long periods of time. Such investments require sophisticated and complex valuations. In view of the foregoing, the delivery of annual audited financial statements and in light of the lack of trading or public market for interests, it is respectfully submitted that to allow annual, rather than semi-annual, reports would be consistent with the protection of investors and the policies fairly intended by the 1940 Act.

H.
Section 30(h). Section 30(h) of the 1940 Act requires that every officer, director, member of an advisory board, investment adviser or affiliated person of an investment adviser of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the Securities Exchange Act of 1934 (the “1934 Act”). As a result, the Managing Member of each Fund and others who may be deemed members of an advisory board or an investment adviser (and affiliated persons thereof) of such Fund may be required to file Forms 3, 4 and 5 with respect to their ownership of interests in such Fund, even though no trading market for the interests would exist and transferability of such interests would be severely restricted. These filings are unnecessary for the protection of investors and burdensome to those required to make them. Because there would be no trading market, and the transfers of interests are severely restricted, the purpose intended to be served by Section 16(a) is not apparent. Accordingly, exemption is requested from the requirements of Section 30(h) to the extent necessary to exempt the Managing Member of each Fund, directors, and officers of the Managing Member and any other persons who may be deemed members of an advisory board or investment adviser (and affiliated persons thereof) of such Fund from filing Forms 3, 4 and 5 with respect to their ownership of interests in such Fund under Section 16 of the 1934 Act.

I.
Rule 38a-1. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each Fund will comply with Rule 38a-l(a), (c) and (d), except that (i) to the extent the Fund does not have a board of directors, the board of directors of the Managing Member, the Investment Adviser or other governing body of the Managing Member or Investment Adviser will fulfill the responsibilities assigned to the Fund’s board of directors under the Rule; (ii) to the extent the board of directors or other governing body of the Managing Member or Investment Adviser does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-l will not be obtained; and (iii) to the extent the board of directors or other governing body of the Managing Member or Investment Adviser does not have any independent members, the Funds will comply with the requirement in Rule 38a-l(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors or other governing body of the Managing Member or Investment Adviser as constituted. Each Fund has adopted written policies and procedures reasonably designed to prevent violations of the terms and conditions of this Application, has appointed a chief compliance officer and is otherwise in compliance with the terms and conditions of this Application.

IV.	APPLICANTS’ CONDITIONS

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to which a Fund is a party (the “Section 17 Transactions”) will be effected only if the Managing Member or Investment Adviser determines that:

(a)
the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Fund and the investors and do not involve overreaching of such Fund or its investors on the part of any person concerned; and

(b)	the Section 17 Transaction is consistent with the interests of the Fund and the investors, such Fund’s organizational documents and such Fund’s reports to its investors.

In addition, the Managing Member or Investment Adviser will record and preserve a description of all Section 17 Transactions, the Managing Member’s or Investment Adviser’s findings, the information or materials upon which the Managing Member’s or Investment Adviser’s findings are based and the basis for such findings. All such records will be maintained for the life of the Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.
The Managing Member or Investment Adviser will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Fund, or any affiliated person of such a person, promoter or principal underwriter.

3.
The Managing Member or Investment Adviser will not cause the funds of any Fund to be invested in any investment in which a “Co-Investor” (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Fund and a Co-Investor are participants, unless prior to such investment any such Co-Investor agrees, prior to disposing of all or part of its investment, to: (a) give the Managing Member or Investment Adviser sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrain from disposing of its investment unless the Fund has the opportunity to dispose of the Fund’s investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor. The term “Co-Investor” with respect to any Fund means any person who is: (a) an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of the Fund (other than a Two Sigma Third Party Fund); (b) Two Sigma (except when a Two Sigma Entity co-invests with a Fund and a Two Sigma Third Party Fund pursuant to a contractual obligation to the Two Sigma Third Party Fund); (c) an officer or director of a Two Sigma Entity; or (d) an entity (other than a Two Sigma Third Party Fund) in which Two Sigma acts as a managing member or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its parent; (b) to immediate family members of the Co-Investor, including step or adoptive relationships, or a trust or other investment vehicle established for any Co-Investor or any such family member; or (c) when the investment is comprised of securities that are (i) listed on a national securities exchange registered under Section 6 of the 1934 Act; (ii) NMS stocks, pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(b) of Regulation NMS thereunder; (iii) government securities as defined in Section 2(a)(16) of the 1940 Act; (iv) “Eligible Securities” as defined in Rule 2a-7 under the 1940 Act, or (v) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.
Each Fund and its Managing Member will maintain and preserve, for the life of such Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the investors in such Fund, and each annual report of such Fund required to be sent to such investors, and agree that all such records will be subject to examination by the Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

5.
Within 120 days after the end of the fiscal year of each Fund, or as soon as practicable thereafter, the Managing Member of each Fund will send to each investor in such Fund who had an interest in any capital account of the Fund, at any time during the fiscal year then ended, Fund financial statements audited by the Fund’s independent accountants, except in the case of a Fund formed to make a single portfolio investment. In such cases, financial statements will be unaudited, but each investor will receive financial statements of the single portfolio investment audited by such entity’s independent accountants. At the end of each fiscal year and at other times as necessary in accordance with customary practice, the Managing Member will make a valuation or cause a valuation to be made of all of the assets of the Fund as of the fiscal year end. In addition, as soon as practicable after the end of each tax year of a Fund, the Managing Member of such Fund will send a report to each person who was an investor in such Fund at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the investor of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the Fund during that fiscal year.

6.
If a Fund makes purchases or sales from or to an entity affiliated with the Fund by reason of an officer, director or employee of Two Sigma (a) serving as an officer, director, managing member or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Fund’s determination of whether or not to effect the purchase or sale.

V.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the cover page of this Application. Applicants further state that all written communications concerning this Application should be directed to the addresses set forth on the cover page. Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act granting Applicants the relief sought by this Application.

The Applicant named below has caused this Application to be duly signed on their behalf as of the 26th of November, 2018. The certification required by Rule 0-2(c)(l) under the 1940 Act is attached as Exhibit A-1 of this Application, and the verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B-1 of this Application.

VI.	CONCLUSION

The above exemptions are being requested because they are considered necessary or relevant to the operations of each Fund as an investment program uniquely adapted to the needs of employees of Two Sigma. The exemptions requested are necessary to create an attractive investment program for Eligible Employees and to enable the investment activities of each Fund to maintain the community of interest among all investors. It is respectfully submitted that the protections provided in the sections of the 1940 Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the 1940 Act in view of the substantial community of interest among all the parties and the fact that each Fund is or will be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-2 under the 1940 Act relating to the signing and filing of this Application have been complied with and that the undersigned, who have signed and filed this Application on behalf of the Applicants, are fully authorized to do so.

TWO SIGMA INVESTMENTS, LP

By:	/s/ Matthew B. Siano
Name:	Matthew B. Siano, Esq.
Title:	General Counsel and Corporate Secretary

TWO SIGMA LUNA, LLC

By:	TWO SIGMA PRINCIPALS, LLC
its Managing Member

By:	/s/ Matthew B. Siano
Name:	Matthew B. Siano, Esq.
Title:	General Counsel and Corporate Secretary

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of Two Sigma Investments, LP, does hereby certify that this Application is signed by Matthew B. Siano, Esq., General Counsel and Corporate Secretary of Two Sigma Investments, LP, pursuant to the authority vested in him in his capacity as such.

TWO SIGMA INVESTMENTS, LP

By:	/s/ Dawn M. Schoppner
Name:	Dawn M. Schoppner
Title:	Controller

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of Two Sigma Principals, LLC, the managing member of Two Sigma Luna, LLC, does hereby certify that this Application is signed by Matthew B. Siano, Esq., General Counsel and Corporate Secretary of Two Sigma Principals, LLC, the managing member of Two Sigma Luna, LLC, pursuant to the authority vested in him in his capacity as such.

TWO SIGMA LUNA, LLC

By:	TWO SIGMA PRINCIPALS, LLC
its Managing Member

By:	/s/ Dawn M. Schoppner
Name:	Dawn M. Schoppner
Title:	Controller

Exhibit B-1

Verification

The undersigned states that he has duly executed the foregoing Application, dated as of November 26, 2018, for and on behalf of Two Sigma Investments, LP, that he is General Counsel and Corporate Secretary of Two Sigma Investments, LP, and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TWO SIGMA INVESTMENTS, LP

By:	/s/ Matthew B. Siano
Name:	Matthew B. Siano, Esq.
Title:	General Counsel and Corporate Secretary

Exhibit B-2

Verification

The undersigned states that he has duly executed the foregoing Application, dated as of November 26, 2018, for and on behalf of Two Sigma Principals, LLC, the managing member of Two Sigma Luna, LLC, that he is the General Counsel and Corporate Secretary of Two Sigma Principals, LLC, the managing member of Two Sigma Luna, LLC, and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TWO SIGMA LUNA, LLC

By:	TWO SIGMA PRINCIPALS, LLC
its Managing Member

By:	/s/ Matthew B. Siano
Name:	Matthew B. Siano, Esq.
Title:	General Counsel and Corporate Secretary